Exhibit 99.1

Valens Semiconductor Partners with Seven MIPI A-PHY Silicon Vendors, Successfully Completing Product Interoperability Testing
to Advance the MIPI A-PHY Ecosystem in China and Globally

HOD HASHARON, Israel, March 18, 2025 – Valens Semiconductor (NYSE: VLN) today announced that it hosted successful interoperability testing with seven other vendors of MIPI A-PHY silicon: Analogix, ESWIN Technology, Motorcomm, OmniVision Technologies, Silergy, SimChip, and Velink. The testing is a key step towards broad adoption of A-PHY in China, where there is already a particularly robust ecosystem of companies developing products around this technology, and signals significant momentum of this technology for the global automotive industry.

MIPI A-PHY is the first standard in the automotive industry for in-vehicle asymmetric high-speed connectivity. Valens is a leader in MIPI A-PHY, offering the first chipsets on the market to comply with the standard and the first to achieve design wins with OEMs.

Achieving interoperability is a pivotal milestone in the establishment of an industry standard, backed by a strong ecosystem. This type of standard would increase supply chain security and decrease dependency on vendor pricing. As part of the weeks-long interoperability testing, which took place across multiple events, Valens established A-PHY links with all vendors, indicating strong product maturity for A-PHY silicon.

“MIPI A-PHY has strong momentum all around the world, and we’re especially excited about what we’re seeing in China,” said Adar Segal, Head of Automotive Business at Valens Semiconductor. “The ecosystem there is always on the lookout for new technologies that could enable advances in ADAS and autonomous systems, and it is agile enough to adopt them quickly. These multi-company events are just the latest on the road to dominance of the A-PHY standard, in China and beyond. As the first and leading supplier of A-PHY chipsets, we are well positioned to capture a significant share of this market over the coming years.”

“This successful interoperability testing between multiple A-PHY vendors is further proof of the maturing A-PHY ecosystem,” said Peter Lefkin, Executive Director of the MIPI Alliance. “These testing events complement the rollout of the MIPI A-PHY Compliance Program, which will allow system designers to validate their A-PHY devices. Taken together, these initiatives are important milestones and signals for OEMs that MIPI Alliance is delivering on its promise to develop the most robust SerDes specification for the automotive market.”

China has been a pioneering region in terms of A-PHY adoption, home to vendors of platforms, SoCs, silicon, camera sensors, and IP & development tools, all supplying A-PHY products. This ecosystem has grown in response to market demand from Chinese OEMs for this connectivity standard.

Alex Zhang, CEO Technical Assistant at Analogix, said: “The momentum for MIPI A-PHY is undeniable, especially in China, where OEMs are quick to adopt new innovative technologies. There are many OEMs and Tier 1s interested in this technology in China.”

Li Ma, Co-CTO at ESWIN Technology Group, said: “We extend our gratitude to Valens Semiconductor for hosting the successful interoperability testing events, which revealed a robust and mature ecosystem of A-PHY vendors. Our A-PHY chip is operating remarkably well, and we’re looking forward to releasing it to market.”

Jason Lyu, Marketing Director at Motorcomm Electronic Technology, said: “Our A-PHY chip was interoperable with the Valens A-PHY chip at high bandwidth and with flawless performance. We hope that the A-PHY ecosystem can keep developing better and better, and that more and more OEMs and Tier1 can adopt this standard.”

OmniVision Technologies is developing a sensor with integrated A-PHY, which will lead to a smaller form factor, lower power consumption, and reduced cost. Sensor integration is only possible with a standardized solution, and MIPI A-PHY in particular was designed from the ground up to streamline such integrations, with a small, low power serializer and a high-performance deserializer.

Heng Fan, Senior Director of design at OmniVision Technologies, said: “OmniVision is committed to driving innovation in automotive imaging, and integrating MIPI A-PHY directly into our sensors provides significant value for our OEM customers and partners.”

Anjin Du, SerDes Product Line Manager at Silergy, said: “We’re confident that this successful interoperability testing is only the beginning for A-PHY technology; A-PHY technology benefits such as the first industry standard and a true ecosystem, a lower system cost with light-weight cable and excellent noise cancelation & correction technology, have been recognized by the customer and that we’re soon going to see it to be adopted across the global automotive industry.”

Dr. Kai Lyu, Co-founder and Deputy General Manager at SimChip, said: “We began developing this product in response to tangible market demand, and we are investing significant resources to ensure that it reaches the market soon.”

Dr. Chen, CTO at VelinkTech, said: “We founded our company, VelinkTech, because of A-PHY. Proprietary SerDes were not good for OEMs’ cost or supply chain security, and MIPI’s A-PHY, the world’s first automotive SerDes standard, solved these issues.”

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

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